Exhibit 10.2

August 16, 2006

SeraCare Life Sciences, Inc.

375 West Street

West Bridgewater, MA 012379

Attention: Robert Cresci, Chairman of the Board

Dear Mr. Cresci:

On behalf of a syndicate of investors consisting of funds managed by Cohanzick Management LLC, Robeco Investment Management, Fairfield Greenwich Group, Foxhill Capital Partners LLC, Gruber & McBain Capital Management, Seven Bridges Management, L.P. and Triage Capital Management LP (collectively, the “Investors”), we are pleased to submit the following letter and attached term sheet for the acquisition of promissory notes of SeraCare Life Sciences, Inc., a California corporation (the “Company”), by the Investors. This letter and the enclosed term sheet are sometimes collectively referred to herein as the “Letter of Intent.” By executing this Letter of Intent, the signatories are expressing their intent to consummate a transaction on the terms set forth in this Letter of Intent and the attached term sheet. As such, it is the intent of the parties hereto to prepare, execute, authorize and deliver agreements relating to the transaction described herein (the “Transaction”) and to consummate the Transaction.

1.	Effect of Letter of Intent: Definitive Documentation. Except as set forth in this section, this Letter of Intent is not intended to be, and shall not constitute, a binding or enforceable agreement between the parties hereto. Instead, it merely sets forth the parties’ present intent with regard to the terms proposed, which terms may or may not become part of a definitive agreement. Except for the provisions of Paragraphs 3 (Governing Law) and 4 (Termination of Breakup Fee Obligations) of this Letter of Intent, the sections of the attached term sheet entitled “Breakup Fee” and “Legal Fees and Due Diligence Expenses”, and this Paragraph 1 (which are intended to be binding agreements of Investors and the Company), no legal or equitable rights, responsibilities or duties are created hereby or thereby. Neither party may rely on any promise inconsistent with this paragraph. This paragraph supersedes all other conflicting or ambiguous language in this Letter of Intent or any contemporaneous document or other instrument that precedes this Letter of Intent, with the exception of those certain confidentiality agreements dated August 16, 2006, between the Investors party thereto and the Company. On March 22, 2006, the Company filed a voluntary petition for reorganization under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of California (the “Bankruptcy Court”). The Company’s case is No. 06-00510-11. The parties acknowledge that this Letter of Intent shall not be effective unless and until approved by the Bankruptcy Court.

2.	Negotiation of Definitive Agreement. The parties shall negotiate a definitive purchase agreement, of which the Investors shall deliver the initial draft (which initial draft shall be delivered to the Company not later than twenty (20) days from the date when this Letter of Intent is approved by the Bankruptcy Court). The definitive purchase agreement shall contain terms consistent with the terms of this Letter of Intent (including the attached term sheet).

3.	Governing Law. This Letter of Intent is governed by and shall be interpreted under the laws of the State of California without giving effect to any choice of law principles.

4.	Termination of Breakup Fee Obligations. In the event that definitive agreements with respect to the Transaction are not signed by the Company and the Investors on or before the earlier to occur of (i) the 45th day following the entry by the Bankruptcy Court of an order approving the payments and procedures contemplated by this Letter of Intent and the Term Sheet and (ii) September 30, 2006, then the Company’s obligations with respect to the “Breakup Fee” as described in the Term Sheet shall terminate and be of no further force or effect, provided, however, that the Company’s obligation with respect to such Breakup Fee shall remain in effect and a Breakup Fee shall be payable as described in the Term Sheet if the failure to execute definitive documents within such 45-day period results from the Company’s acceptance of a superior proposal or the Company’s determination to effect a sale of all or substantially all its assets or of its common stock during such period, in which case the Breakup Fee shall be paid to the Investors out of the funds received upon the closing of such superior proposal or such sale, as the case may be.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

This Letter of Intent may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same agreement.

If you are in agreement with the terms of this Letter of Intent, please date and sign in the space provided below and return a signed copy to the Company.

Best regards,

INVESTORS:

Cohanzick Management LLC		Robeco Investment Management

By:	/s/ David K. Sherman	By:	/s/ William G. Butterfly, III
Name:	David K. Sherman	Name:	William G. Butterfly, III
Title:	Authorized Agent	Title:	Senior Managing Director

Fairfield Greenwich Group		Foxhill Capital Partners LLC

By:	/s/ Timothy Hynes	By:	/s/ Neil Weiner
Name:	Timothy Hynes	Name:	Neil Weiner
Title:	Portfolio Manager	Title:	Senior Managing Member

Gruber & McBain Capital Management		Seven Bridges Management, L.P.

By:	[illegible]	By:	/s/ Bruce A. Falbaum
Name:		Name:	Bruce A. Falbaum
Title:		Title:	Managing Partner

Triage Capital Management LP

By:	/s/ Leon Frankel
Name:	Leon Frankel
Title:	Senior Manager

Agreed to and accepted this 16th day of August, 2006.

SERACARE LIFE SCIENCES, INC.:

By:	/s/ Robert Cresci
Robert Cresci
Its:	Chairman of the Board

SeraCare Life Sciences, Inc.

Term Sheet

August 16, 2006

Borrower:	SeraCare Life Sciences, Inc.

Amount:

Up to $25 million, to be advanced in two tranches at up to three closings, as follows:

•        Tranche A – up to $25 million, of which $15 million shall be made available upon satisfaction of the closing conditions for the first Tranche A closing and up to $10 million shall be made available at any time up to six months following the first Tranche A closing but, in any event, prior to confirmation of Borrower’s plan of reorganization

•        Tranche B – in an aggregate principal amount equal to the aggregate principal amount of Tranche A Notes outstanding at the time of confirmation of Borrower’s plan of reorganization, to be issued in exchange for the claims represented by the Tranche A Notes. The definitive financing agreement would include a contractual right (exercisable at the time of confirmation of Borrower’s plan of reorganization) in favor of the Investors to exchange the Tranche B Notes for the claims represented by the Tranche A Notes.

Securities:	Tranche A - Senior Secured Notes (the “Tranche A Notes”) Tranche B - Senior Secured Convertible Notes (the “Tranche B Notes”)

Interest Rate:	9% monthly in cash, in arrears

Facility Fee:	$200,000, payable in full at the first closing of issuance of the Tranche A Notes

Maturity:	60 months from the first Tranche A closing (i.e. Tranche A Notes held by any Investors who do not elect to complete the Tranche B closing survive confirmation of the Borrower’s plan of reorganization).

Conversion:	Tranche B Notes will be convertible into common stock of the Borrower at any time prior to maturity at the option of the Investors at an initial conversion price of $5.50 per share. Tranche A Notes are not convertible.

Antidilution Protection:	Direct ratchet to the price of any equity or equity-related securities issued or sold at any time prior to maturity of the Tranche B Notes, with standard carveout for equity incentive awards to employees and consultants (i.e. options or restricted stock) approved by the Board. This price protection would also apply to the time period between the first closing of Tranche A and confirmation of the Borrower’s plan of reorganization and would be effected through a reduction of the conversion price of the Tranche B Notes at the time of issuance.

Redemption:	The Tranche B Notes will be non-callable for the first three years after issuance. Thereafter, the Tranche B Notes will redeemable at any time at the option of the Borrower at a redemption price equal to the outstanding principal amount thereof, together with interest at the coupon rate to the redemption date, plus a make-whole premium to be agreed. The Tranche A Notes are not callable by the Borrower.

Security:	Notes will be issued pursuant to Section 364(b)(3) of the Bankruptcy Code and will be secured by a perfected senior lien on all assets of the Borrower other than Borrower’s West Bridgewater MA facility

Priority:	Notes will be senior in right of payment to all indebtedness of the Borrower except (i) up to $10 million of senior term debt incurred by Borrower in lieu of issuing Tranche A Notes at a second Tranche A closing, (ii) mortgage debt on Borrower’s West Bridgewater, MA facility and (iii) capital lease obligations of Borrower currently in effect; provided, however, that as the obligations referred to in clauses (ii) and (iii) of this section are paid by Borrower, any reborrowings with respect to those obligations would be subordinated to the Notes.

Limit on Senior Debt:	Prior to consummation of the Borrower’s plan of reorganization, and after giving effect to the draw down on Tranche A, Borrower’s senior funded debt (i.e. excluding (i) mortgage debt on the Borrower’s West Bridgewater, MA facility, (ii) capital lease obligations of Borrower currently in effect and (iii) existing sub debt of $4.0 million) shall not exceed the excess of $10 million over the aggregate amount of Tranche A Notes (if any) issued at the second Tranche A closing. Subsequent to consummation of Borrower’s plan of reorganization, the sum of Borrower’s senior funded indebtedness (i.e. excluding (i) mortgage debt on the Borrower’s West Bridgewater, MA facility, (ii) capital lease obligations of Borrower currently in effect and (iii) existing sub debt of $4.0 million) plus the aggregate outstanding principal amount of the Notes shall not exceed $25 million

Use of Proceeds:	General working capital purposes, including payment of existing bank debt, payment of allowed administrative claims, payment of allowed pre-petition unsecured creditor claims and payment of existing allowed subordinated debt; provided, however that the proceeds from the first Tranche A closing would first be applied (concurrently with the first Tranche A closing) to the repayment in full of the senior bank facilities existing at the time of the first Tranche A closing, with release of all liens and return of any excess cash collateral securing such facilities

Investors:	A syndicate of investors consisting of funds managed by Cohanzick Management LLC, Robeco Investment Management, Fairfield Greenwich Group, Foxhill Capital Partners LLC, Gruber & McBain Capital Management, Seven Bridges Management, L.P. and Triage Capital Management LP

Preemptive Rights:	Holders of the Notes will have the preemptive right exercisable pro rata in accordance with their holdings of the Notes, to purchase any debt (other than debt obtained by Borrower in lieu of issuing additional Tranche A Notes at a second Tranche A closing), equity or equity-related securities offered for sale by the Borrower, with standard carveout for equity incentive awards to employees and consultants (i.e. options or restricted stock) approved by the Board. The preemptive rights would also apply to the time period between the first closing of Tranche A and confirmation of the Borrower’s plan of reorganization.

Return on Sale:

In the event that the Borrower consummates a sale of all or substantially all of its assets or common stock during the period of time between the first closing of Tranche A and confirmation of the Borrower’s plan of reorganization at an effective price per share of common stock of at least $5.50, then concurrently with the closing of such transaction, the Investors would, in the aggregate receive a cash payment determined by the following formula: (A/B) x (C-B)

Where A = the aggregate principal amount of Tranche A Notes then outstanding;

B = $5.50; and

C = the effective price per share of common stock in the sale.

As an example, if a sale of the Borrower occurs at an effective price per common share of $7, and at the time of sale Borrower has $16m of Tranche A Notes outstanding, then concurrently with the closing of the sale transaction, Borrower would make an aggregate cash payment to the Investors of approximately $4.4 million.

Management Rights:	The Investors will be entitled to designate one person for election to the Borrower’s board of directors

Conditions to First Closing (Tranche A):

The closing of Tranche A would be subject to the following conditions:

•        Completion of due diligence to the satisfaction of the Investors

•        Completion of definitive transaction documents satisfactory in form and substance to the Investors

•        Entry of a final order authorizing the issuance and sale of the Notes, and absence of pending appeals of same

•        Accuracy of the Borrower’s representations and warranties

•        Entry of a customary Financing Order containing a full waiver under Section 506(c) of the Bankruptcy Code for the Investors as DIP lenders

•      Borrower shall have developed a plan of reorganization to be funded, in part, with the proceeds of the Notes and otherwise acceptable to the Investors

All of the conditions to closing to First Closing must be satisfied or waived by the parties as of immediately prior to the bankruptcy court hearing to approve the financing, with the only remaining condition to the First Closing (including draw of Tranche A) being approval by the bankruptcy court.

Conditions to Second Closing (Tranche A):

•        Continued satisfaction of all conditions to the First Closing

•        Absence of a material adverse change to the business, operations or financial condition of the Borrower subsequent to the First Closing

Conditions to Tranche B Closing:

•        Continued satisfaction of all conditions to the First Closing

•        Absence of a material adverse change to the business, operations or financial condition of the Borrower subsequent to the First Closing

•        Confirmation of Borrower’s plan of reorganization

Securities Act Exemption or Registration:

Borrower and Investors to work collaboratively to structure the financing in order to obtain an exemption from registration under the Securities Act for the public offer and sale of the shares of common stock issuable upon conversion of the Tranche B Notes. Accordingly, Borrower will seek a bankruptcy court determination that the Tranche B Notes issued in connection with the Borrower’s plan of reorganization (as well as the shares of common stock issuable upon conversion of the Tranche B Notes) are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”) pursuant to Bankruptcy Code Section 1145.

In the event that Borrower is not able to obtain such bankruptcy court determination, or if the Investors determine that the resale by the Investors of the Tranche B Notes and/or the shares of common stock issuable upon exercise of the Tranche B Notes must be registered under the 1933 Act, Borrower shall, promptly at such time that Borrower is once again current in its periodic filings with the Securities and Exchange Commission, file a registration statement under the 1933 Act for the registration of the resale of the Tranche B Notes and the shares of common stock issuable upon conversion of the Tranche B Notes, and shall comply with all other applicable laws relating to such registration (including, if required, qualification of an indenture with respect to the Tranche B Notes under the Trust Indenture Act of 1939, as amended), and shall use its best efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission within ninety days following the date of consummation of Borrower’s plan of reorganization but in no event later than February 27, 2007. If a required registration statement has not been declared effective by the earlier of such date or February 28, 2007, or if a required indenture has not been qualified by the earlier of such date or February 28, 2007, Borrower shall pay liquidated damages to the Investors in the form of additional interest on the Tranche B Notes, the interest rate on which shall be increased by 0.50% for each month after such date, effective on the first day of each such month, until a registration statement has been declared effective and, if required, an indenture has been qualified, until the interest rate on the notes is equal to 15%. At such time the interest rate on the Tranche B Notes shall be fixed at 15% for the remaining term of the Tranche B Notes, except as provided below. In addition, if at the time the interest rate on the Tranche B Notes becomes fixed at 15%, a required registration statement or a required indenture has not been declared effective, the Investors shall have the right to require that Borrower repurchase their Tranche B Notes at a purchase price equal to the principal amount thereof plus interest (including additional interest) to the purchase date. Upon effectiveness of a required registration statement and, if required, qualification of an indenture, the foregoing redemption right shall terminate and the interest rate on the Tranche B Notes shall be reduced to 9% for the remainder of the term of the Tranche B Notes.

Representations, Warranties, Covenants and Events of Default:	Customary for financings of this type (no covenants which would cause acceleration prior to confirmation of the Borrower’s plan of reorganization (other than payment default))

Legal Fees and Due Diligence Expenses:	Upon acceptance of this Term Sheet, subject only to entry by the bankruptcy court of an order approving the payments and procedures contemplated by this Term Sheet (such order to be sought by Borrower on a time-shortened basis), the Borrower will be obligated to pay the reasonable and actual out-of-pocket expenses of Investors’ counsel in connection with the negotiation, documentation, issuance and sale of the Notes. Such legal expenses shall be subject to a payment (not accrual) cap of $50,000 per month, provided that no such cap shall apply to reasonable legal fees and expenses of one law firm and other reasonable due diligence expenses incurred by the Investors in connection with their due diligence and negotiations prior to the First Closing. Notwithstanding the foregoing, in the event that the First Closing does not occur, the Borrower’s obligations under this section will be limited to the payment of (i) up to $100,000 of the reasonable and actual fees (plus all reasonable and actual out-of-pocket expenses, without reference to the $100,000 cap) of Investors’ counsel in connection with the negotiation, documentation, issuance and sale of the Notes, and (ii) up to $35,000 of the reasonable and actual out-of-pocket due diligence expenses incurred by the Investors in connection with their due diligence and negotiations.

Cooperation:	Borrower will work with the Investors to optimize the bankruptcy process, will provide Investors, their counsel and other representatives with full access to Borrower’s properties, personnel, contracts, books, records, and other documents and data to enable Investors to conduct their due diligence examination of Borrower and will develop its plan of reorganization in consultation with and with the participation of the Investors

Breakup Fee:	$1.25 million, payable if Borrower accepts a superior proposal to that contemplated by this Term Sheet. The breakup fee will be payable by Borrower out of the proceeds of such superior proposal (only in the event that the closing contemplated by such superior proposal occurs).

Investors’ Counsel:	Baker & McKenzie LLP